UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-35393

PRETIUM RESOURCES INC.*
(Exact name of registrant as specified in its charter)

1055 Dunsmuir Street, Suite 2300
Vancouver, British Columbia
Canada V7X 1L4
(604) 558-1784
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common shares, no par value

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: one (1).

*This Form 15 relates solely to the reporting obligations of Pretium Resources Inc. under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and does not affect the reporting obligations of Newcrest Mining Limited as its successor issuer under the Exchange Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Pretium Resources Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PRETIUM RESOURCES INC.

Dated: March 21, 2022	By:	/s/ Craig Antony Jones
		Name:	Craig Antony Jones
		Title:	President